

*DIVI*

18006756   ~~SION~~

# ANNUAL AUDITED REPORT
SEC
Mail Processing **FORM X-17A-5**
Section **PART III**

MAR 01 2018   FACING PAGE

| SEC FILE NUMBER |
| --- |
| 8-53035 |

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder
Washington DC
408

REPORT FOR THE PERIOD BEGINNING **01/01/17** AND ENDING **12/31/17**

| MM/DD/YY | MM/DD/YY |
| --- | --- |

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MINT GLOBAL MAKRETS**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1717 ROUTE 6**

(No. and Street)

| **CARMEL** | **NY** | **10512** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY LOONEY                                    845-225-5132

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**WAGNER, FERBER, FINE & ACKERMAN, PLLC**

(Name – *if individual, state last, first, middle name*)

| **237 WEST 35TH STREET** | **NEW YORK** | **NY** | **10001** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

*RHS*

# OATH OR AFFIRMATION

I, __TIMOTHY LOONEY__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __MINT GLOBAL MAKRETS__ , as of __DECEMBER 31__ , 20 __17__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CFO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TABLE OF CONTENTS



**Wagner, Ferber, Fine & Ackerman PLLC**

Certified Public Accountants & Business Advisors

237 West 35th Street, Suite 1001
New York, NY 10001

(212) 576-1829
Fax (212) 564-7530

www.wffacpa.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Mint Global Markets, Inc F/K/A Stock USA Execution Services, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mint Global Markets, Inc F/K/A Stock USA Execution Services, Inc. as of December 31, 2017, the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mint Global Markets, Inc F/K/A Stock USA Execution Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Mint Global Markets, Inc F/K/A Stock USA Execution Services, Inc.'s management. Our responsibility is to express an opinion on Mint Global Markets, Inc F/K/A Stock USA Execution Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mint Global Markets, Inc F/K/A Stock USA Execution Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

3



**Wagner, Ferber,
Fine & Ackerman** PLLC

Certified Public Accountants & Business Advisors

237 West 35th Street, Suite 1001
New York, NY 10001

(212) 576-1829
Fax (212) 564-7530
www.wffacpa.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM *(Continued)*

**Supplemental Information**

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and other information have been subjected to audit procedures performed in conjunction with the audit of Mint Global Markets, Inc F/K/A Stock USA Execution Services, Inc.'s financial statements. The supplemental information is the responsibility of Mint Global Markets, Inc F/K/A Stock USA Execution Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and other information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Mint Global Markets, Inc F/K/A Stock USA Execution Services, Inc.'s auditor since 2009.

*Wagner Ferber Fine + Ackerman PLLC*

New York, New York
February 28, 2018

3

## ASSETS

| Assets | | |
|---|---|---|
| Cash in bank | $ | 1,148,831 |
| Commissions receivable, net | | 427,934 |
| Rebates receivable | | 35,071 |
| Prepaid expenses | | 33,918 |
| Clearing deposits | | 735,977 |
| Property and equipment at cost, less accumulated depreciation of $159,668 | | 8,485 |
| | | |
| Total assets | $ | 2,390,216 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| Liabilities | | |
|---|---|---|
| Accrued expenses and taxes payable | $ | 540,428 |
| | | 540,428 |
| | | |
| Commitments and Contingencies | | |
| | | |
| Stockholder's Equity | | |
| Common stock | | 200 |
| Capital in excess of par value | | 45,347 |
| Retained earnings | | 1,804,241 |
| | | |
| Total stockholder's equity | | 1,849,788 |
| | | |
| Total liabilities and stockholder's equity | $ | 2,390,216 |

The accompanying notes are an integral part of these financials

**MINT GLOBAL MARKETS, INC.**
**STATEMENT OF INCOME**
**YEAR ENDED DECEMBER 31, 2017**

| | | |
|---|---|---:|
| Revenue | | |
| Commission income | $ | 4,266,602 |
| | | |
| Other income | | 671,036 |
| Interest income | | 1,508 |
| | | |
| Total revenue | | 4,939,146 |
| | | |
| Expenses | | |
| Employee compensation and benefits | | 864,519 |
| Clearing and execution fees | | 1,628,333 |
| Communication and data processing | | 542,082 |
| Occupancy | | 51,110 |
| Other expenses | | 493,418 |
| Interest Expense | | 4,107 |
| Depreciation | | 3,249 |
| | | |
| Total expenses | | 3,586,818 |
| | | |
| Income before provision for state franchise taxes | | 1,352,328 |
| | | |
| State franchise taxes | | 1,000 |
| | | |
| Net income | $ | 1,351,328 |

The accompanying notes are an integral part of these financial statements.

**MINT GLOBAL MARKETS, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**YEAR ENDED DECEMBER 31, 2017**

| | | |
|---|---|---:|
| Balance - beginning | $ | 1,198,460 |
| Net income | | 1,351,328 |
| Distribution of Sub-chapter S income | | (700,000) |
| Balance - ending | $ | 1,849,788 |

MINT GLOBAL MARKETS, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2017


SUBORDINATED LIABILITIES - JANUARY 1, 2017                                    $


SUBORDINATED LIABILITIES - DECEMBER 31, 2017                                  $

## MINT GLOBAL MARKETS, INC.
## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2017

**Cash Flows from Operating Activities**

| | |
|---|---:|
| Net Income | $ 1,351,328 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Depreciation | 3,249 |
| Bad Debt | 80,762 |
| Changes in operating assets and liabilities | |
| Commissions receivable | (287,526) |
| Rebates receivable | (373) |
| Prepaid expenses | (6,218) |
| Clearing Deposit | (134,275) |
| Accrued expenses and taxes payable | (86,985) |
| Net cash provided by operating activities | 919,962 |

**Cash Flows from Investing Activities**

| | |
|---|---:|
| **Purchase Furniture & Equipment** | (10,534) |
| Net cash used in investing activities | (10,534) |

**Cash Flows from Financing Activities**

| | |
|---|---:|
| Distribution To Stockholder | (700,000) |
| Net cash used in financing activities | (700,000) |
| Net increase in cash and cash equivalents | 209,428 |
| Cash and cash equivalents - beginning | 939,403 |
| Cash and cash equivalents - ending | $ 1,148,831 |

**Supplemental Disclosure of Cash Flow Information**

| | |
|---|---:|
| Interest paid | $ 4,107 |
| State franchise taxes paid | $ 1,000 |

The accompanying notes are an integral part of these financial statements.

**NOTE 1 -**   **ORGANIZATION**

Mint Global Markets, Inc. ("the Company"), formerly Stock USA Execution Services. was incorporated in the state of the New York in 1999. During 2001, the Company received authorization to engage in the business of performing security transactions for investors and businesses (clients) as a securities broker-dealer. The Company is a member of Financial Industry Regulatory Authority ("FINRA"), and is registered with the Securities and Exchange Commission ("SEC"). The Company also allows its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction on line. The Company operates as an introducing broker through its clearing brokers, Cor Clearing and Electronic Transaction Clearing, Inc on a fully disclosed basis.

The Company does not hold funds or securities for, or owe any money or securities to customers and does not carry accounts of, or for customers. Customers send money directly to the clearing organization for deposit into the Company's accounts. The Company collects commission fees for its services to its customers. The Company is currently registered to do business in many states.

**NOTE 2 -**

**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Basis of Accounting*

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly, the financial statements reflect all material receivable, payables, and other liabilities.

*Cash and Cash Equivalents*

The Company considers all short-term investments with an original maturity of three months or less to be cash and cash equivalents.

**NOTE 2 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

*Commissions Receivable*

Commissions receivable are initially recorded at fair value upon the completion of services to the customers and are stated net of an allowance for uncollectible accounts which represents estimated losses resulting from the inability of customers to make the required payments. When determining the allowance for uncollectible accounts, the Company takes several factors into consideration including the overall composition of accounts receivable aging, historical collection experience, current trends, the type of customer and its day-to-day knowledge of specific customers. Estimated losses resulting from uncollectible accounts are recorded as the provision for doubtful accounts which is included in general and administrative expenses. At December 31, 2017, commissions receivable is net of an allowance for uncollectible accounts of $80,762

*Rebates Receivable*

Rebates receivable represent amounts due from various exchanges based of the volume of trades generated by the Company's clients.

*Property and Equipment, Net*

Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

*Impairment of Long-Lived Assets*

In accordance with Financial Accounting Standards Board (" FASB") Accounting Standards Codification ("ASC") 360, long-lived assets, including property and equipment and intangible assets subject to amortization are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long- lived asset exceeds its fair value. At December 31, 2017, Management believes no impairment write down is necessary

**NOTE 2 -**    **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

### *Due to Brokers*

The Company clears all of its brokerage transactions through two broker-dealers on a fully disclosed basis. Due to broker relates to obligations to the Company's brokers from a compilation of all securities activities.

### *Revenue Recognition*

Commission income is recognized on a trade date basis as security transactions occur an consists of contractual commission percentages. Other income includes subscription fees for usage of the company's web based trading platform. Related clearing expenses are also recognized on a trade date basis as security transactions occur

### *Income Taxes*

The Company has elected to have its income taxed under Section 1362   (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the shareholder include his proportionate share of the Company's taxable income or loss on his individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. However, the Company is subject to various minimum state filing fees for which provisions have been made.

The stockholder of the Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The stockholder conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws,   regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2014 are no longer subject to examination by tax authorities.

**NOTE 2 -** **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

*Advertising Costs*

In accordance with FASB ASC 720 "Other Expenses", advertising costs of **$115,556** were expensed as incurred for the year ended December 31, 2017.

*Subsequent Events*

Management has evaluated subsequent events or transactions through February 28, 2018, the date which the financial statements were available to be issued.

**NOTE 3 -** **BROKERAGE ACTIVITIES**

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2017, customer obligations to the clearing firm were collateralized by cash and securities with a market value in excess of their obligations.

**NOTE 4 -** **PROPERTY AND EQUIPMENT**

**Major classes of property and equipment consist of the following:**

|  | Estimated useful life - years |  |
|---|---|---|
| Furniture and fixtures | 7 – 10 | $32,480 |
| Equipment | 7 – 10 | 76,308 |
| Leasehold improvements | Term of lease | 59,365 |
|  |  | 168,153 |
| Less: Accumulated depreciation and amortization |  | 159,668 |
| Net property and equipment |  | $ 8,485 |

The depreciation and amortization expense for the year ended December 31, 2017 **aggregated $3,249.**

**NOTE 5 -** **FAIR VALUE MEASUREMENTS**

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses, approximate their fair values at December 31, 2017 due to the short-term nature of these instruments.

**NOTE 6 -** **NET CAPITAL REQUIREMENTS**

As a registered securities broker, member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the SEC's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6&2/3% of aggregate indebtedness, as defined, or
$100,000, whichever is greater. At December 31, 2017, the Company had net capital of $1,690,266 which exceeded the requirements by $1,590,266. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with clearing brokers

**NOTE 7 -** **CONCENTRATIONS OF CREDIT RISK**

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash in banks with balances in excess of the U.S. Federal Deposit Insurance Corporation (FDIC) insured $250,000 limit. Management believes that the Company is not exposed to any significant credit risk related to cash. At December 31, 2017 the Company had cash deposits in excess of the FDIC limits by approximately $888,000

**NOTE 8 -** **ACCRUED EXPENSES AND TAXES PAYABLE**

Accrued expenses and taxes payable consist of the following:

| | |
|---|---|
| Accrued payroll | $ 205,875 |
| Accrued payroll taxes | 23,003 |
| Accrued FINRA settlement | 49,970 |
| Accrued communications and data processing costs | 40,618 |
| Accrued clearing and execution fees | 115,937 |
| Accrued other cost | 105,025 |
| Total | $540,428 |

**NOTE 9 -** **COMMITMENTS AND CONTINGENT LIABILITIES**

*Operating Lease/ Related Party Transactions*

The Company rents on a month to month basis from a related party. The monthly rent is $3,914. Rent expense for the year ended December 31, 2017 totaled $51,110.

**NOTE 9 -**  **COMMITMENTS AND CONTINGENT LIABILITIES** *(Continued)*

*Regulatory Action*

The Company has settled a "Wells Notice" that the legal section of the market regulation department at the FINRA and the enforcement division of FINRA had jointly recommended that disciplinary action be brought against the Company in connection with two issues; customer trading activities and compliance with trade reporting requirements and related supervision.

Formal action has not been filed. The Company and FINRA have settled this matter on a consolidated basis. As of December 31, 2017, the amount due under this settlement aggregated $49,970.

*Employee Benefit Plan*

The Company offers its employees a 401(k) plan. Under the plan eligible employees in 2017 could defer up to $18,000 for the year, in addition to a $6,000 catch-up contribution for employees 50 years of age or older. There was no matching contributions for the year ended December 31, 2017

SUPPLEMENTARY INFORMATION

**MINT GLOBAL MARKETS, INC**
**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT**
**TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2017**

| | |
|---|---:|
| Total Stockholders' Equity Qualified for Net Capital | $ 1,849,789 |
| | |
| Deductions or Charges | |
| Non-allowable assets: | |
| | |
| Prepaid expenses | 33,918 |
| Net book value of fixed assets | 8,485 |
| Other non-allowable assets | 115,833 |
| | |
| Total deductions or charges | 158,236 |
| | |
| Net capital before haircuts on securities positions | 1,691,553 |
| | |
| Haircuts | |
| | |
| Other haircuts | 1,287 |
| Total haircuts | 1,287 |
| | |
| Net Capital | $ 1,690,266 |

**MINT GLOBAL MARKETS, INC.**
**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS**
**PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2017**

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**
Minimum Net Capital Required - 6 2/3% OF
Total Aggregate Indebtedness                                                                    $        36,028

Minimum dollar net capital requirement of reporting dealer                                      $       100,000

Net Capital Requirement                                                                         $       100,000

Excess Net Capital                                                                              $     1,590,266

EXCESS NET CAPITAL AT 1000%
  (Net capital less greater of 10% of aggregate indebtedness or 120%
  minimum net capital requirement of reporting broker or dealer                                 $     1,570,266

# MINT GLOBAL MARKETS, INC.
## COMPUTATI ON OF NET CAPITAL FOR BROKERS AND DEALERS
## PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2017

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

Net Capital Per Unaudited X17A-5                                    $  1,690,266

Net capital per audited report                                      $ 1,690,266

**MINT GLOBAL MARKETS, INC.**
**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS**
**PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2017**

## COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities

| | | |
|---|---|---|
| Accrued expenses and taxes | $ | 540,428 |
| Total aggregate indebtedness | $ | 540,428 |
| Percentage of aggregate indebtedness to net capital | | 31.97% |

See report of independent registered public accounting firm.

**STOCK USA EXECUTION SERVICES, INC.**
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERSAND
DEALERS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Mint Global Markets, Inc. F/K/A Stock USA Execution Services, Inc.

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Mint Global Markets, Inc. F/K/A Stock USA Execution Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mint Global Markets, Inc. F/K/A Stock USA Execution Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provisions") and (2) Mint Global Markets, Inc. F/K/A Stock USA Execution Services, Inc. stated that Mint Global Markets, Inc. F/K/A Stock USA Execution Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mint Global Markets, Inc. F/K/A Stock USA Execution Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mint Global Markets, Inc. F/K/A Stock USA Execution Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Wagner Ferber Fine + Ackerman PLLC*

New York, New York
February 28, 2018

22

# MINT GLOBAL MARKETS, INC

Office: 1.800.874.303ς
Fax: 1.845.622.487δ
info@stockusa.com
www.stockusa.com

.717 Route 6, Carmel, NY 10512

MANAGEMENT STATEMENT REGARDING COMPLIANCE

WITH THE EXEMPTION PROVISIONS OF SEC RULE 15C3-3

We, as the management of Mint Global Markets, (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), and (2) for the following reporting period of January 1, 2017 through December 31,2017, the Company has met the identified exemption provision without exception.

Mint Global Markets

By:

CFO

February 27, 2018

23



**Wagner, Ferber,
Fine & Ackerman PLLC**

Certified Public Accountants & Business Advisors

237 West 35th Street, Suite 1001
New York, NY 10001

(212) 576-1829
Fax (212) 564-7530
www.wffacpa.com

## INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
## ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Shareholders of
Mint Global Markets, Inc. F/K/A Stock USA Execution Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SPIC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Mint Global Markets, Inc. F/K/A Stock USA Execution Services, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment and Reconciliation (Form SIPC-7) of Mint Global Markets, Inc. F/K/A Stock USA Execution Services, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Mint Global Markets, Inc. F/K/A Stock USA Execution Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mint Global Markets, Inc. F/K/A Stock USA Execution Services, Inc.'s management is responsible for Mint Global Markets, Inc. F/K/A Stock USA Execution Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the total revenue amount reported on the Annual Audit Report Form X-17A-5 Part III (Focus Report) for the year ended December 31, 2017, with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for deducted commissions and clearance paid to other SIPC members, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Wagner Ferber Fine & Ackerman PLLC*

New York, New York
February 27, 2018

24

| | | |
|---|---|---|
| TOTAL REVENUE | $ | 4,939,146 |
| Less | | |
| Commissions, floor broker and clearance paid to other SIPC members in accordance with securities transactions | | 809,558 |
| SIPC Net Operating Revenue | | 4,129,588 |
| General Assessment at .0015 | $ | 6,194 |

Less payment made with

| | | |
|---|---|---|
| SIPC-6 - July 31, 2017 | $ | 3,416 |
| SIPC-7 - February 27, 2018 | | 2 778 |
| | $ | 6,194 |

MINT GLOBAL MARKETS, INC.

( FORMERLY STOCK USA EXECUTION

SERVICES INC)

FINANCIAL STATEMENTS

DECEMBER 31, 2017